Mail Stop 3561

December 11, 2008

Kerry Propper
Chief Executive Officer
Chardan Acquisition Corp.
17 State Street, Suite 1600
New York, NY 10004

      Re: **Chardan Acquisition Corp.**
              Amendment No. 1 to Form 10
              Filed November 20, 2008
              File No. 000-53465

Dear Mr. Propper:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 9

Prior Blank Check Company Experience, page 10

1. We note your response to comment two from our comment letter dated November 5, 2008. If your positions with Chardan 2008 China Acquisition Corp ended in September, 2007 as indicated, please correct the sentence tense. Otherwise, please revise. In addition, please also discuss the activities and status of the company during your tenure as previously requested.

2. In each of the companies discussed, please ensure the dates of your involvement are included. We note for example Chardan North China Acquisition. In addition, in each of the descriptions, please provide information on the companies activities prior to the acquisitions indicated, whether funds received in the offerings were expended on the acquisitions, and whether the acquired companies are generating revenues and/or profits. Please also indicate whether you previously or currently beneficially held securities in the companies.

3. Please discuss your continuing activities with Shine Media Acquisition Corp and Jaguar Acquisition Corp. Are additional acquisitions contemplated? Will they be in competition for business acquisitions with the registrant?

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or me, at (202) 551-3720, with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq
Via Facsimile (732) 577-1188